APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)



Twisted Escape Room LLC

BALANCE SHEET (Unaudited)

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CSB Checking	46,978.02
Total Bank Accounts	**$46,978.02**
Total Current Assets	**$46,978.02**
Fixed Assets	
Equipment	6,455.10
Furniture & Fixtures	1,600.96
Leasehold Improvements	37,491.19
Total Fixed Assets	**$45,547.25**
Other Assets	
Security Deposits	19,016.00
Total Other Assets	**$19,016.00**
TOTAL ASSETS	**$111,541.27**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Jon's Personal Credit Cards	669.00
Total Credit Cards	**$669.00**
Total Current Liabilities	**$669.00**
Long-Term Liabilities	
Loan from Members	100,000.00
Total Long-Term Liabilities	**$100,000.00**
Total Liabilities	**$100,669.00**
Equity	
Partner Contributions - JG	125,156.00
Retained Earnings	
Net Income	-114,283.73
Total Equity	**$10,872.27**
TOTAL LIABILITIES AND EQUITY	**$111,541.27**

Twisted Escape Room LLC

PROFIT AND LOSS (Unaudited)

January - December 2018



	TOTAL
Income	
Sales	2,707.72
Total Income	**$2,707.72**
GROSS PROFIT	**$2,707.72**
Expenses	
Advertising & Marketing	7,709.60
Bank Charges & Fees	23.02
business license & Permits	60.00
Car & Truck	264.19
Insurance	3,449.00
Legal & Professional Services	50.00
Meals & Entertainment	1,999.73
Office Expense	1,895.98
Office Supplies & Software	2,300.49
Other Operational Cost	199.64
Outside Data Serives	2,480.50
Postage & Delivery	394.17
Rent & Lease	15,722.36
Repairs & Maintenance	498.50
Salaries & Wages	53,685.96
Payroll Processing Cost	599.25
Total Salaries & Wages	**54,285.21**
Supplies & Materials	18,491.55
Taxes & Licenses	669.00
Telephone	155.46
Travel	407.02
Utilities	1,854.82
Website	4,081.21
Total Expenses	**$116,991.45**
NET OPERATING INCOME	**$ -114,283.73**
NET INCOME	**$ -114,283.73**



Twisted Escape Room LLC

STATEMENT OF CASH FLOWS
(Unaudited)
January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-114,283.73
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Jon's Personal Credit Cards	669.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**669.00**
Net cash provided by operating activities	**$ -113,614.73**
INVESTING ACTIVITIES	
Equipment	-6,455.10
Furniture & Fixtures	-1,600.96
Leasehold Improvements	-37,491.19
Security Deposits	-19,016.00
Net cash provided by investing activities	**$ -64,563.25**
FINANCING ACTIVITIES	
Loan from Members	100,000.00
Partner Contributions - JG	125,156.00
Net cash provided by financing activities	**$225,156.00**
NET CASH INCREASE FOR PERIOD	**$46,978.02**
CASH AT END OF PERIOD	**$46,978.02**

I, Jonathan Griffin, certify that:

(1) The financial statements of Twisted Escape Room LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Twisted Escape Room LLC have not been included in this Form as Twisted Escape Room LLC has only been formed on 4/12/18 and has not filed a tax return to date.

DocuSigned by:

6E5B59B8321442A...

Name: Jonathan Griffin
Title: Co-Founder